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SEC FILE NUMBER
8- 51097

ANN...) REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASHINGTON, D.C.
181
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLATINUM CAPITAL, L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1208 Newport Center Drive West
(No. and Street)

Deerfield Beach, FL 33442
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VASILIOS KOUTSOGIANNIS 954-703-1611
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD I. GOLDBERG
(Name — *if individual, state last, first, middle name*)

93 RICHMOND LANE, WEST HARTFORD, CT 06117
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VASILIOS KOUTSOGIANNIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLATINUM CAPITAL, L.C., as of DECEMBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Karen Z. Fischer
Commission #DD157726
Expires: Nov 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

PRESIDENT

Title

Known personally to me

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLATINUM CAPITAL L.C.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

RICHARD I. GOLDBERG
CERTIFIED PUBLIC ACCOUNTANT

PLATINUM CAPITAL L.C.

FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

Platinum Capital L.C.
1208 Newport Center Drive West
Deerfield Beach, Florida

INDEPENDENT AUDITORS' REPORT

To The Member Of Platinum Capital L.C.:

I have audited the accompanying Statement of Financial Condition of Platinum Capital L.C. (the "Company") as of December 31, 2002, and the related Statements of Income, Changes in Member's Capital, and Cash Flows for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Platinum Capital L.C. at December 31, 2002, and the results of its operations and its cash flows for the year December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 6, 2003

PLATINUM CAPITAL L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 3,041
Deposit With Clearing Organization	5,000
Total Current Assets	8,041
Other Asset	
NASDAQ Investment at Cost	3,300
Total Assets	$ 11,341

LIABILITIES AND MEMBER'S CAPITAL

Current Liability	
Accounts Payable and Accrued Expenses	$ 1,610
Members' Capital	9,731
Total Liability and Member's Capital	$ 11,341

See Notes To Financial Statements

PLATINUM CAPITAL L.C.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Income	
Commissions	$ 234
Interest Income	97
Total Income	331
Operating Expenses	
Regulatory Fees	1,215
Office and Administrative	3,202
Total Operating Expenses	4,417
Net Loss	($ 4,086)

See Notes To Financial Statements

PLATINUM CAPITAL L.C.

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Member's Capital, January 1, 2002	$ 15,667
Contributions	1,650
	17,317
Distributions	(3,500)
Net Loss	(4,086)
Member's Capital, December 31, 2002	$ 9,731

See Notes To Financial Statements

PLATINUM CAPITAL L.C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Increase (Decrease) in Cash	
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($ 4,086)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Decrease in Clearing Deposit	10,000
Decrease in Prepaid Expense	440
Decrease in Accounts Payable and Accrued Expenses	(1,466)
NET CASH USED IN OPERATING ACTIVITIES	4,888
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution of Capital	1,650
Distributions	(3,500)
NET CASH USED IN FINANCING ACTIVITIES	(1,850)
Net Increase in Cash and Cash Equivalents	3,038
Cash and Cash Equivalents, Beginning	3
Cash and Cash Equivalents, Ending	$ 3,041

See Notes To Financial Statements

PLATINUM CAPITAL L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Platinum Capital L.C. (herein referred to as the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, which was organized under the laws of the State of Florida on March 16, 1998, is headquartered in Deerfield Beach, Florida. The Company acts as a broker dealer in Securities transactions for its customers and uses First Southwest Correspondent Services, Inc. as its Clearing Broker.

NOTE 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Income is recognized when earned, and expenses are recognized when incurred (accrual method).

The accompanying Statement of Financial Condition has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the statement of financial condition are consistent with that rule.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make. Actual results could differ from those estimates.

Cash

For purposes of the Statement of Financial Condition and Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 3. DEPOSIT WITH CLEARING ORGANIZATION

As required by the Clearing Organization, a deposit of $ 5,000 exists at First Southwest Correspondent Services, Inc.

PLATINUM CAPITAL L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $ 6,431 which was $ 1,431 in excess of its required net capital of $ 5,000. The Company's net capital ratio was .25 to 1.

NOTE 5. INCOME TAXES

The Limited Liability Company is a single member and, accordingly, a disregarded entity in which the sole member declares his respective share of income or losses, as applicable.

SUPPLEMENTAL INFORMATION

PLATINUM CAPITAL L.C.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net Capital Computation	
Total Member's Capital	$ 9,731
Deduction and/or Charges: Total Nonallowable Assets	(3,300)
Net Capital Before Haircuts	6,431
Haircut on Clearing Deposit	---
Net Capital	6,431
Required Minimum Capital	5,000
Excess Net Capital	$ 1,431
Aggregate Indebtedness	
Aggregated indebtedness as included in Statement of Financial Condition	$ 1,610
Ratio of Aggregate Indebtedness to Net Capital	.25 to 1
Reconciliation	
Net Capital, per page 10 of the December 31, 2002 Unaudited FOCUS Report, as filed	$ 6,431
Net Audit Adjustments	---
Net Capital, per December 31, 2002 audited report, as filed	$ 6,431

PLATINUM CAPITAL L.C.

SUPPLEMENTARY NOTE

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

The Company is exempt from Rule 15c3-3 as all customer transactions are cleared through Southwest Correspondent Services, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirement under Rule 15c3-3.

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

To the Member of
Platinum Capital L.C.
Deerfield Beach, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Platinum Capital L.C. (the Company), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 6, 2003